UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: July 3, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CIRCOR International, Inc.
Full name of Registrant

N/A
Former name if Applicable

30 Corporate Drive, Suite 200
Address of Principal Executive Office (Street and number)

Burlington, Massachusetts 01803-4238
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CIRCOR International, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2022 (the “2022 Q2 10-Q”) within the prescribed time period for the reasons set forth below.

As previously disclosed, the Company was delayed in filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Annual Report”) because it was restating its financial statements for (i) the years ended December 31, 2019 and December 31, 2020, (ii) each of the quarterly and year-to-date periods for 2020 and (iii) the quarterly and year-to-date periods for the nine months ended October 3, 2021. Additionally, the Company was delayed in filing its Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2022 (the “2022 Q1 10-Q”). The Annual Report and the 2022 Q1 10-Q were filed on July 26, 2022, and August 11, 2022, respectively.

In order to prepare and file its 2022 Q2 10-Q, the Company first had to complete the restatement of its financial statements described above and file its Annual Report and the 2022 Q1 10-Q. Because the filing of the Annual Report and the 2022 Q1 10-Q were just completed in late July and early August, respectively, the Company is not able to timely complete the preparation of its financial statements and related disclosures to be included in its 2022 Q2 10-Q without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jessica Wenzell, Senior Vice President, General Counsel	(781)	270-1200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Given the Company’s recently completed work on the Annual Report and the 2022 Q1 10-Q, the Company is not in a position at this time to compare results of operations for the fiscal quarters ended July 4, 2021 and July 3, 2022, and therefore cannot provide reasonable estimates of any potential change in results of operations at this time.

CIRCOR International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2022	By	/s/ Jessica W. Wenzell
		Name:	Jessica W. Wenzell
		Title:	Senior Vice President, General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).